

September 3, 2020

Kazuhiko Sueyoshi
Director and Chief Financial Officer
Sawai Pharmaceutical Co., Ltd.
5-2-30, Miyahara
Yodogawa-ku, Osaka 532-0003
Japan

> **Re: Sawai Pharmaceutical Co., Ltd.**
> **Draft Registration Statement on Form F-4**
> **Submitted August 7, 2020**
> **CIK No. 0001816901**

Dear Mr. Sueyoshi:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-4 submitted August 7, 2020

Cover Page

1. Please state the amount of securities being offered in the share transfer. Refer to Item 501(b)(2) of Regulation S-K.

Q. What are the U.S. tax consequences of the Share Transfer?, page v

2. With reference to tax counsel's opinion on pages 87-88, please revise your Q&A discussion to highlight the uncertainty concerning the tax treatment applicable to U.S. holders. Also, add risk factor discussion concerning this uncertainty. For additional guidance, please refer to Section III.C.4 of Staff Legal Bulletin No. 19 (Oct. 14, 2011).

Intellectual Property, page 34

3.   Please revise your disclosure under your section titled "License" to describe the parties' rights and obligations under the licenses you reference in this section or advise.

Directors of SGH Following the Share Transfer, page 67

4.   With reference to the third paragraph and the table on page 67, please identify all individuals who will serve in management positions. Refer also to Item 18(a)(7)(i) of Form F-4 and Item 6.A of Form 20-F.

Index to Financial Statements and Schedule , page F-1

5.   Given that you are registering shares of SGH, please tell us whether you intend to include audited financial statements of SGH in this filing prior to effectiveness.

Note 4. Operating Segment, page F-21

6.   Please revise to disclose your current assets other than financial instruments, deferred tax assets, post-employment benefit assets, and rights arising under insurance contracts (i) located in the entity's country of domicile and (ii) located in all foreign countries in total in which you holds assets. If assets in an individual foreign country are material, those assets shall be disclosed separately. Refer to the guidance in IFRS 8.33(b).

You may contact Tara Harkins at (202) 551-3639 or Al Pavot at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Jason Drory at (202) 551-8342 or Joe McCann at (202) 551-6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences